TASEKO ANNOUNCES $28 MILLION OF OPERATING CASH FLOW IN SECOND QUARTER 2013

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

August 7, 2013, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three months ended June 30, 2013.

Highlights

  Revenues for the second quarter 2013 were $68.2 million from the sale of 20.9 million pounds of copper and 238 thousand pounds of molybdenum.

  Total production at Gibraltar (100%), for the second quarter was 28.1 million pounds of copper and 333 thousand pounds of molybdenum.

  In July 2013, Taseko’s New Prosperity Project advanced to public hearings, the final stage of the public review process.

For the three months ended June 30, 2013, Taseko had gross profit before depreciation of $12.9 million and cash flow from operations of $27.7 million. This compares to gross profit before depreciation of $13.2 million and cash flow from operations of ($7.5) million for the three months ended March 31, 2013. Taseko recorded a net loss of $14.7 million for the three months ended June 30, 2013. This loss is primarily attributable to a write-down of marketable securities and an unrealized foreign exchange loss.

Russell Hallbauer, President and CEO of Taseko commented, “The $28 million of cash flow from operations is the best indicator of Gibraltar’s performance in the second quarter. With major capital spending behind us, we are now generating robust cash flow at current copper prices, which will allow us to build on our already strong cash balance of $93 million.”

“The first operating quarter of our new, fully integrated facility has gone exceptionally well. In our view, the 35% increase in tons milled and 21% increase in copper production, quarter-over-quarter, is a great start to the ramp up. Improvements have continued into the third quarter, specifically to concentrator availability and reliability. This resulted in average daily throughput of approximately 74,000 tons per calendar day being achieved in July and over the last half of July, the concentrators averaged in excess of 83,000 tons per calendar day. Copper production in July was 12.2 million pounds, mainly due to the higher throughput.”

Mr. Hallbauer continued, “On July 22, the public hearings for our New Prosperity Project commenced in Williams Lake. The hearings, which include general sessions, topic specific (technical) sessions and community sessions, will take place over a one month period. We remain very confident that the EIS, as submitted by Taseko, will hold up to both public scrutiny and technical reviews. It has been apparent over the first number of days of the hearings that there remains overwhelming support for the project from the local communities.”

Taseko will host a conference call on Thursday, August 8, 2013 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079, or (970) 315-0461 internationally. Accompanying presentation slides will be available to download at tasekomines.com. Alternatively, a live and archived webcast will also be available at tasekomines.com.

The conference call will be archived for later playback until August 15, 2013 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 98667913.

For further information contact: Brian Bergot, Investor Relations – 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.